AK 10/21/02

02053663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING OCT 0 2 2002 WASH. D.C. SECTION

SEC FILE NUMBER
8-39922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-1-01 (MM/DD/YY) AND ENDING 6-30-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
G-W BROKERAGE GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 WARREN STREET
(No. and Street)

BEVERLY (City) NEW JERSEY (State) 08010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDY ENTERLINE
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CANTERELLI, VERNOLA & ENTERLINE, LLP
(Name — if individual, state last, first, middle name)

ONE EASTERN AVE (Address) SOMERVILLE (City) NEW JERSEY (State) 08876 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 2 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. JOSEPH WOOTERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-W BROKERAGE GROUP, INC., as of JUNE 30, ~~19~~2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

E. Joseph Wooters
Signature

PRESIDENT
Title

Notary Public

LUANN YANSICK
Notary Public of New Jersey
My Commission Expires Feb. 9, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income ~~(Loss)~~. And RETAINED EARNINGS.
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOW.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Canterelli, Vernoia & Enterline LLP
CERTIFIED PUBLIC ACCOUNTANTS

Vincent J. Canterelli, CPA
Michael F. Vernoia, Jr., CPA
Randall H. Enterline, CPA

ONE EASTERN AVENUE
SOMERVILLE, NEW JERSEY 08876

908 725-4414
FAX 908 725-4717

Board of Directors
G-W Brokerage Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of G W Brokerage Group, Inc. (the Company), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Canterelli, Vernoia & Enterline LLP

Canterelli, Vernoia & Enterline LLP
Certified Public Accountants
Somerville, New Jersey
September 5, 2002

G-W BROKERAGE GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2002

G-W BROKERAGE GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2002

TABLE OF CONTENTS

Canterelli, Vernoia & Enterline LLP
CERTIFIED PUBLIC ACCOUNTANTS

Vincent J. Canterelli, CPA
Michael F. Vernoia, Jr., CPA
Randall H. Enterline, CPA

ONE EASTERN AVENUE
SOMERVILLE, NEW JERSEY 08876

908 725-4414
FAX 908 725-4717

INDEPENDENT AUDITOR'S REPORT

Board of Directors
G-W Brokerage Group, Inc.

We have audited the accompanying statement of financial condition of G-W Brokerage Group, Inc. as of June 30, 2002 and the related statements of income and retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G-W Brokerage Group, Inc. as of June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Canterelli Vernoia & Enterline LLP

Canterelli, Vernoia & Enterline, LLP
Somerville, New Jersey
September 5, 2002

G-W BROKERAGE GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2002

ASSETS	
Current Assets	
Cash & cash equivalents	$ 14,813
Commissions receivable	3,787
Related party receivable	2,620
Total Current Assets	21,220
TOTAL ASSETS	$ 21,220
LIABILITIES AND SHAREHOLDER'S EQUITY	
Current Liabilities	
Commissions payable	$ 3,154
Management fees payable	633
Accrued corporate income taxes	49
Total Current Liabilities	3,836
TOTAL LIABILITIES	3,836
Shareholder's Equity	
Common stock - Stated value $1, 1,000 shares authorized, 300 shares issued and outstanding	300
Additional paid in capital	10,950
Retained earnings	6,134
Total Shareholder's Equity	17,384
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$ 21,220

The accompanying notes are an integral part of these financial statements.

G-W BROKERAGE GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED JUNE 30, 2002

REVENUE	
Commission income	$ 308,274
OPERATING EXPENSES	
Management fees	75,793
Commission expense	232,481
Total Operating Expenses	308,274
Income from operations	0
OTHER INCOME	
Interest income	299
INCOME BEFORE PROVISION FOR CORPORATE INCOME TAXES	299
Provision for corporate income taxes	249
NET INCOME	50
Retained earnings-July 1, 2001	6,084
RETAINED EARNINGS-June 30, 2002	$ 6,134

The accompanying notes are an integral part of these financial statements.

G-W BROKERAGE GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATIONS	
Net Income	$ 50
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH	
Decrease in commissions receivable	150
Decrease in related party receivable	322
Increase in commissions payable	396
Decrease in accrued income taxes payable	(73)
Decrease in management fees payable	(546)
NET CASH FLOW FROM OPERATIONS	299
NET INCREASE IN CASH AND CASH EQUIVALENTS	299
Cash and cash equivalents at the beginning of the year	14,514
Cash and cash equivalents at the end the year	$ 14,813
CASH PAID FOR INTEREST AND INCOME TAXES	
Interest Expense	$ 0
Income Taxes	$ 322

The accompanying notes are an integral part of these financial statements.

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

G-W Brokerage, Inc. was incorporated in the State of New Jersey in May of 1988. The Corporation was formed to sell mutual funds, limited partnerships and other securities on a commission basis. It is the policy of the Corporation not to hold or take physical possession of any securities of their customers.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting and records it commissions receivable and payable on a trade date basis except for variable annuities and limited partnerships. Variable annuities and limited partnerships are recorded when the commissions are received.

Commissions receivable are written off as bad debts when management believes them to be uncollectible. All commissions receivable are believed to be collectable.

Income taxes are calculated on the liability method of accounting. The Corporation reports its taxable income on the same basis for financial statement purposes and, therefore, no deferred tax liabilities arise.

Concentration of Credit Risk

Concentration of credit risk consists principally of commissions receivable. At June 30, 2002, 100% of the commission receivable was due from three companies. For the year ended June 30, 2002, three companies paid 67% of the total commissions.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in money market accounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2-STOCKHOLDERS' EQUITY

The corporation is authorized to issue 1,000 shares of no par voting common stock. The corporation has issued 300 shares of common stock and 300 issues are outstanding. The stock has a stated value of $1. There was no change in common stock or additional paid in capital for the year ended June 30, 2002.

NOTE 3-RELATED PARTY TRANSACTIONS

G-W Brokerage, Inc. is solely owned by its parent company G-W Financial Group, Inc. G-W Brokerage has a management agreement with G-W Financial in which G-W Financial (the parent) provides all management and operating services for G-W Brokerage. These include, but are not limited to, office space and supplies, postage, accounting and management services, indemnity against errors and omissions, telephone and utilities. G-W Brokerage pays the commissions earned by its salesmen. G-W Brokerage pays G-W Financial 100% of the excess commissions received, but the management fee is not to exceed $250,000. For the year ended June 30, 2002, G-W Financial had earned $75,793 in management fees from G-W Brokerage.

NOTE 4- INCOME TAXES

G-W Brokerage Group, Inc. has a New Jersey Corporate Business Tax liability of $240 and U.S. Corporate Income Tax Liability of $9. There is no deferred tax liability arising from the operations of G-W Brokerage.

NOTE 5- NET CAPITAL REQUIREMENTS

G-W Brokerage is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. At June 30, 2002, G-W Brokerage Group, Inc. had net capital of $14,488, which was $9,488 in excess of it required net capital of $5,000. G-W Brokerage's aggregate indebtedness to net capital ratio was .26 to 1, which met the requirements.

G-W BROKERAGE GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2002

Schedule I

Total Shareholder's Equity	$ 17,384
Less: Haircut (2%)	(276)
	17,108
Less: Unallowable Assets	2,620
NET CAPITAL	$ 14,488
Minimum net capital required	5,000
Excess Net Capital	9,488
Aggregate Indebtedness	$ 3,836
Net Capital	14,488
Ratio AI:NC	.26 to 1

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on G-W Brokerage's FOCUS report- Part IIA as of June 30, 2002 and this schedule.

G-W BROKERAGE GROUP, INC.
STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3
AS OF JUNE 30, 2002

Schedule II

1. G-W Brokerage Group, Inc. is exempt from the requirement to determine reserve requirements pursuant to SEC Rule 15-c3-3 section K based on the following:

   a. G-W Brokerage Group, Inc.'s dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account whether or not registered as an investment company;

   b. G-W Brokerage Group, Inc.'s broker transactions are limited to:

      i. The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account whether or not registered as an investment company;

      ii. the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

      iii. the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

   c. G-W Brokerage Group, Inc. promptly transmits all funds and delivers all securities received in connection with their activities as a broker or dealer, and do no otherwise hold funds or securities for, or owe money or securities to, customers.

   d. G-W Brokerage Group, Inc. is not an insurance company who is registered as a broker-dealer.